UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                      EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1999

                               OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

         For the transition period from   N/A   to   N/A


                 COMMISSION FILE NUMBER 1-5046


          CNF TRANSPORTATION INC. THRIFT AND STOCK PLAN


                    CNF TRANSPORTATION INC.
             Incorporated in the State of Delaware
         I.R.S. Employer Identification No. 94-1444798
       3240 Hillview Avenue, Palo Alto, California  94304
                Telephone Number (650) 494-2900


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    CNF Transportation Inc. Thrift and Stock Plan


June 28, 2000                      /s/ Eberhard G.H. Schmoller
                                   ---------------------------
                                   Eberhard G.H. Schmoller
                                   Senior Vice President and
                                     General Counsel

  CNF TRANSPORTATION INC.
  THRIFT AND STOCK PLAN

  FINANCIAL STATEMENTS AND SCHEDULE
  AS OF DECEMBER 31, 1999 AND 1998
  TOGETHER WITH AUDITORS' REPORT

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
  CNF Transportation Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the CNF Transportation Inc. Thrift and Stock Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1999 and 1998, and the changes in its financial status for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Portland, Oregon,
  June 21, 2000

                          CNF TRANSPORTATION INC.
                           THRIFT AND STOCK PLAN
                        DECEMBER 31, 1999 AND 1998




                INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
                ------------------------------------------


FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Plan Benefits -
   December 31, 1999                                               1

 Statement of Net Assets Available for Plan Benefits -
   December 31, 1998                                               2

 Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 1999                            3


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                         4


SUPPLEMENTAL SCHEDULE:

 Schedule I: Part IV, Line 4i - Schedule of Assets Held for
             Investment Purposes as of December 31, 1999          10


                                                        CNF TRANSPORTATION INC.
                                                         THRIFT AND STOCK PLAN
                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        AS OF DECEMBER 31, 1999

                                                  Participant
                                                    Directed                 Non-Participant Directed
                                                 -------------    -----------------------------------------------
                                                                    Restricted     CNF Preferred    CNF Preferred
                                                                    CNF Common      Stock Fund -     Stock Fund -
                                                                    Stock Fund       Allocated       Unallocated         Total
                                                                  -------------    -------------    -------------    -------------
ASSETS:
 Investments, at fair value-
  Shares in registered investment companies      $ 429,695,565    $           -    $           -    $           -    $ 429,695,565
  Common trust funds                               127,320,519                -                -                -      127,320,519
  Participant loans                                 40,800,237                -                -                -       40,800,237
  CNF equity                                        29,884,309       41,603,943       55,424,287      129,465,311      256,377,850
                                                 -------------    -------------    -------------    -------------    -------------
   Total investments                               627,700,630       41,603,943       55,424,287      129,465,311      854,194,171

 Contributions receivable-
  Participants                                       2,212,795                -                -                -        2,212,795
  Company                                                    -        2,569,136                -                -        2,569,136
                                                 -------------    -------------    -------------    -------------    -------------
   Total contributions receivable                    2,212,795        2,569,136                -                -        4,781,931

 Due from CNF Preferred Stock Fund -
  Unallocated                                                -                -        2,367,434                -        2,367,434
 Dividend receivable                                         -                -                -        5,469,619        5,469,619
 Cash                                                        -                -                -           45,027           45,027
                                                 -------------    -------------    -------------    -------------    -------------
   Total assets                                    629,913,425       44,173,079       57,791,721      134,979,957      866,858,182
                                                 -------------    -------------    -------------    -------------    -------------
LIABILITIES:
 Notes payable (Note 4)                                      -                -                -     (134,400,000)    (134,400,000)
 Accrued interest payable                                    -                -                -       (4,820,150)      (4,820,150)
 Due to CNF Preferred Stock Fund - Allocated                 -                -                -       (2,367,434)      (2,367,434)
                                                 -------------    -------------    -------------    -------------    -------------
   Total liabilities                                         -                -                -     (141,587,584)    (141,587,584)
                                                 -------------    -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 629,913,425    $  44,173,079    $  57,791,721    $  (6,607,627)   $ 725,270,598
                                                 =============    =============    =============    =============    =============

           The accompanying notes are an integral part of this statement.


                                                        CNF TRANSPORTATION INC.
                                                         THRIFT AND STOCK PLAN
                                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        AS OF DECEMBER 31, 1998


                                                  Participant
                                                    Directed                 Non-Participant Directed
                                                 -------------    -----------------------------------------------
                                                                    Restricted     CNF Preferred    CNF Preferred
                                                                    CNF Common      Stock Fund -     Stock Fund -
                                                                    Stock Fund       Allocated       Unallocated         Total
                                                                  -------------    -------------    -------------    -------------
ASSETS:
 Investments, at fair value-
  Shares in registered investment companies      $ 301,267,055    $           -    $           -    $           -    $ 301,267,055
  Common trust funds                                98,317,398                -                -                -       98,317,398
  Participant loans                                 32,364,013                -                -                -       32,364,013
  CNF equity                                        25,106,804       39,382,711       57,656,740      166,995,559      289,141,814
  CFC equity (Note 3)                                6,150,265                -                -                -        6,150,265
                                                 -------------    -------------    -------------    -------------    -------------
   Total investments                               463,205,535       39,382,711       57,656,740      166,995,559      727,240,545

 Contributions receivable-
  Participants                                       1,857,715                -                -                -        1,857,715
  Company                                                    -        1,714,935                -          861,036        2,575,971
                                                 -------------    -------------    -------------    -------------    -------------
   Total contributions receivable                    1,857,715        1,714,935                -          861,036        4,433,686

 Due from CNF Preferred Stock Fund -
  Unallocated                                                -                -        2,588,707                -        2,588,707
 Dividend receivable                                         -                -                -        5,556,021        5,556,021
 Cash                                                        -                -                -          165,060          165,060
                                                 -------------    -------------    -------------    -------------    -------------
   Total assets                                    465,063,250       41,097,646       60,245,447      173,577,676      739,984,019
                                                 -------------    -------------    -------------    -------------    -------------
LIABILITIES:
 Notes payable (Note 4)                                      -                -                -     (139,600,000)    (139,600,000)
 Accrued interest payable                                    -                -                -       (6,006,587)      (6,006,587)
 Due to CNF Preferred Stock Fund - Allocated                 -                -                -       (2,588,707)      (2,588,707)
                                                 -------------    -------------    -------------    -------------    -------------
   Total liabilities                                         -                -                -     (148,195,294)    (148,195,294)
                                                 -------------    -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 465,063,250    $  41,097,646    $  60,245,447    $  25,382,382    $ 591,788,725
                                                 =============    =============    =============    =============    =============

            The accompanying notes are an integral part of this statement.


                                                        CNF TRANSPORTATION INC.
                                                         THRIFT AND STOCK PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1999


                                                  Participant
                                                    Directed                 Non-Participant Directed
                                                 -------------    -----------------------------------------------
                                                                    Restricted     CNF Preferred    CNF Preferred
                                                                    CNF Common      Stock Fund -     Stock Fund -
                                                                    Stock Fund       Allocated       Unallocated         Total
                                                                  -------------    -------------    -------------    -------------
ADDITIONS:
 Participant contributions                       $  60,440,719    $           -    $           -    $           -    $  60,440,719
 Company contributions                                       -        9,895,961                -        5,200,000       15,095,961
 Rollover contributions                              5,371,066                -                -                -        5,371,066
 Allocation of preferred shares to participants              -                -        6,847,701                -        6,847,701
 Dividend and interest income                        5,931,209          452,282                -       10,991,963       17,375,454
 Net appreciation (depreciation) in fair value
  of investments (Note 3)                          122,288,077       (4,303,449)      (6,600,592)     (30,507,534)      80,876,502
                                                 -------------    -------------    -------------    -------------    -------------
  Total additions                                  194,031,071        6,044,794          247,109      (14,315,571)     186,007,403

DEDUCTIONS:
 Distributions to participants                     (30,645,683)      (4,205,409)               -                -      (34,851,092)
 Allocation of preferred shares to participants              -                -                -       (6,847,701)      (6,847,701)
 Interest expense                                            -                -                -      (10,826,737)     (10,826,737)
                                                 -------------    -------------    -------------    -------------    -------------
  Total deductions                                 (30,645,683)      (4,205,409)               -      (17,674,438)     (52,525,530)

INTERFUND TRANSFERS, net                             1,464,787        1,236,048       (2,700,835)               -                -
                                                 -------------    -------------    -------------    -------------    -------------
  Net increase (decrease)                          164,850,175        3,075,433       (2,453,726)     (31,990,009)     133,481,873
                                                 -------------    -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 December 31, 1998                                 465,063,250       41,097,646       60,245,447       25,382,382      591,788,725
                                                 -------------    -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 December 31, 1999                               $ 629,913,425    $  44,173,079    $  57,791,721    $  (6,607,627)   $ 725,270,598
                                                 =============    =============    =============    =============    =============

            The accompanying notes are an integral part of this statement.

                          CNF TRANSPORTATION INC.
                           THRIFT AND STOCK PLAN
                NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


1.  Description of Plan
-----------------------

The following description of the CNF Transportation Inc. Thrift and Stock Plan (the Plan) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

  General: The Plan, which is administered by CNF Transportation Inc. (the Company or CNF), consists of a profit-sharing portion and a stock bonus portion thereby offering eligible employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

  The Plan is intended to qualify as a profit sharing plan under
Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the CNF Transportation Inc. Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of the Company. The Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

  Eligibility: An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must perform 1 year of service before entering the Plan.

  Contributions: Participants may contribute up to 15% of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50% of participants' contributions, but not exceeding 1.5% of their compensation, as defined. Company contributions are in the form of allocations of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) and CNF Transportation Inc. Common Stock (Common Stock) or in the form of cash. Cash dividends on Preferred Stock are used for debt service on the notes payable (see Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. If annual debt service requirements exceed annual Preferred Stock cash dividends received by the Plan, the Company will make additional cash contributions to the Preferred Stock Fund - Unallocated. If annual debt service requirements are less than annual Preferred Stock cash dividends received by the Plan, the excess cash dividends are used by the Company to purchase Common Stock for matching contributions.

  For the year ended December 31, 1999, the Company's contributions to the Plan consisted of the following:

   Matching Contributions:
     Preferred Stock                $3,699,846
     Common Stock                    9,895,961
                                    ----------
                                    13,595,807
   Other Contributions:
     Principal payments on notes     5,200,000

  The matching contribution of Preferred Stock is included in the allocation of preferred shares to participants of $6,847,701 shown in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999.

  Participant Accounts: The Plan allows participants to select the type of investment fund in which their contributions can be invested. The Company's matching contributions cannot be directed by the participant and are deposited into the Preferred Stock Fund - Allocated and Restricted CNF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, participants may elect once each year to transfer up to 100% of their assets from the Restricted CNF Common Stock Fund and Preferred Stock Fund - Allocated to investment options other than Company stock.

  Allocations of the Company's matching contributions are based upon a percentage of participant contributions as described above. Allocations of net Plan earnings are based upon participants' account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

  Vesting: Participants' contributions plus earnings thereon are immediately vested. The Company's matching contributions are fully vested at the end of the quarter in which two years of service with the Company have been completed. If the employee is terminated prior to two years of service with the Company, the matching contributions are forfeited. Forfeited shares of common and preferred stock are used to offset future Company contributions. For the year ended December 31, 1999, $39,018 of Preferred Stock and $98,373 of Common Stock were forfeited and used to offset the Company's matching contributions.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of employee contributions and can generally be no less than $1,000 and cannot exceed the lesser of $50,000 or 45% of a participant's vested account balance. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1% for 1999 and 1998). Loans outstanding at December 31, 1999 bear interest at rates ranging from 8.75% to 10%. Principal and interest are paid ratably through payroll deductions.

  Payments and Benefits: Participants can receive a total distribution from their account upon death or termination of employment. Disabled participants can receive a distribution of their account upon attaining an early retirement age of 55. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their account distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) participants' accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participants' allocation of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

  Plan Termination: Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

2.  Summary of Significant Accounting Policies
----------------------------------------------

  Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

  Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices which approximate fair value as of December 31, 1999 and 1998 except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) Preferred Stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

  The notes payable in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 1999 and 1998 was approximately $124,000,000 and $154,000,000, respectively. Fair value is calculated based on the expected future payments discounted at market rates.

  Income Recognition: The difference in market value from one period to the next is included in net appreciation/depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. The net appreciation/depreciation in fair value of investments also includes realized gains and losses.

  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

  Operating Expenses: During 1999, the Company paid all administrative expenses of the Plan.

  Payment of Benefits: Benefits paid to participants are recorded upon distribution.

  Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

  Participant Directed Investments: The Accounting Standards Executive Committee issued Statement of Position (SOP) 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs.
The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosure.

3.  Investments
---------------

  The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999 and 1998.

                                                          December 31,
                                                      1999            1998
                                                  ------------    ------------
Participant Directed Investments:
 Shares in Registered Investment Companies:
  T. Rowe Price Growth Stock Fund, 4,013,035
   and 3,368,637 shares, respectively             $133,513,664    $108,032,205
  T. Rowe Price Equity Income Fund, 3,133,119
   and 3,032,465 shares, respectively               77,732,685      79,814,490
  T. Rowe Price Science and Technology Fund,
   2,675,162 and 1,918,375 shares, respectively    170,434,552      72,265,169

 Common Trust Funds:
  T. Rowe Price U.S. Treasury Money Market
   Trust, 57,560,597 and 48,791,435 shares,
   respectively                                     57,560,597      48,791,435

 Participant loans                                  40,800,237      32,364,013

 Unrestricted CNF Common Stock, 866,212 and
  668,401 shares, respectively                      29,884,309      25,106,804

Non-Participant Directed Investments:
 Restricted CNF Common Stock, 1,205,911 and
  1,048,458 shares, respectively                    41,603,943      39,382,711
 CNF Preferred Stock - Allocated, 251,929 and
  219,227 shares, respectively                      55,424,287      57,656,740
 CNF Preferred Stock - Unallocated, 588,478 and
  634,964 shares, respectively                     129,465,311     166,995,559


  During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

   Shares in registered investment companies   $115,091,730
   Common trust funds                             9,183,087
   Common stock                                  (6,290,189)
   Preferred stock                              (37,108,126)
                                               -------------
                                               $ 80,876,502
                                               =============

  In May 1989, the Plan purchased 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) for $150,009,863 using proceeds from the issuance of notes (see Note 4). The Preferred Stock can only be issued to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of the Company's matching contribution requirement. In connection with a participant's termination from the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

  At December 31, 1999 and 1998, 267,494 and 236,247 shares of Preferred Stock, respectively, had been allocated and 572,913 and 617,944 shares, respectively, were unallocated and were pledged as collateral against the Plan Notes, as defined below. Preferred Stock of 15,565 and 17,020 shares were allocated to participant accounts after December 31, 1999 and 1998, respectively, but related to participant activity for the years ended December 31, 1999 and 1998, respectively. Accordingly, this Preferred Stock is accrued as due from (due to) the Preferred Stock Fund - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. The historical cost of all shares of Preferred Stock allocated in the year ended December 31, 1999 was $6,847,701.

  Prior to 1999, the Plan included the Consolidated Freightways, Inc. (CFC) Common Stock Fund. This fund was initially established to receive CFC stock, for participants employed by CNF, which was issued in connection with the spin-off of CFC by CNF on December 2, 1996. Participants had until December 2, 1999 to direct balances out of this fund into an alternative participant-directed investment.


4.  Notes Payable
-----------------

  On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The original Plan Notes, which are guaranteed by the Company, consisted of $88,000,000 of Series A and $62,000,000 of Series B Notes. The proceeds from the sale of the Plan Notes were used to repay the $150,000,000 bridge loan from the Company to the Plan. The bridge loan had earlier been made to finance the purchase of the Preferred Stock.

  On July 1, 1999, the Company refinanced $45,250,000 of Series A and $27,150,000 of Series A restructured notes. These notes, with respective interest rates of 8.42% and 9.04% were replaced with $72,400,000 of new notes with a rate of 6.0% and a maturity date of January 1, 2006. These refinanced notes contain financial covenants that require the Company to maintain minimum amounts of net worth and fixed charge coverage. The remaining $62,000,000 of Series B TASP notes outstanding at December 31, 1999 are subject to redemption at the option of the holders should a designated event occur or ratings by both Moody's and Standard & Poors of senior unsecured indebtedness decline below investment grade. The Series B Plan Notes bear interest at 8.5% per annum and are repayable in variable annual installments from January 1, 2007 to January 1, 2009.

  The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 1999 and 1998, principal payments were $5,200,000 and $4,200,000, respectively.

     Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from the Company are as follows:


                 Series A     Series B       Total
                -----------  -----------  ------------
       2000     $ 6,400,000  $         -  $  6,400,000
       2001       7,500,000            -     7,500,000
       2002       8,700,000            -     8,700,000
       2003      10,100,000            -    10,100,000
       2004      12,000,000            -    12,000,000
    Thereafter   27,700,000   62,000,000    89,700,000
                -----------  -----------  ------------
                $72,400,000  $62,000,000  $134,400,000
                ===========  ===========  ============

5.  Income Tax Status
---------------------

  The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


6.  Related Party Transactions
------------------------------

  Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

                                                                                           SCHEDULE I
                                     CNF TRANSPORTATION INC.
                                      THRIFT AND STOCK PLAN
                                         EIN 94-1444798
                                          PLAN NO. 003
                PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1999
                                            (Note 6)



     Identity of Issue          Description of Investment Including
     Borrower, Lessor             Maturity Date, Rate of Interest,                          Current
       Similar Party             Collateral, Par or Maturity Value           Cost            Value
   ---------------------        ------------------------------------     ------------    ------------
                           Shares in registered investment companies:
*T. Rowe Price              Growth Stock Fund (4,013,034.696 shares)     $110,022,765    $133,513,664
*T. Rowe Price              New Income Fund (2,439,409.462 shares)         21,421,807      19,905,581
*T. Rowe Price              Equity Income Fund (3,133,119.110
                             shares)                                       69,821,918      77,732,685
*T. Rowe Price              Science and Technology Fund
                             (2,675,161.704 shares)                       102,516,389     170,434,552
*T. Rowe Price              International Stock Fund (1,402,456.014
                             shares)                                       19,894,049      26,688,738
*T. Rowe Price              Small-Cap Stock Fund (62,295.838 shares)        1,305,781       1,420,345

                           Common Trust Funds:
*T. Rowe Price              Equity Index Trust (797,887.565 shares)        22,962,469      30,742,608
*T. Rowe Price              Bond Index Trust (193,515.364 shares)           2,826,959       2,943,369
*T. Rowe Price              U.S. Treasury Money Market Trust
                             (57,560,596.760 shares)                       57,560,597      57,560,597
*T. Rowe Price              Retirement Strategy Trust-Balanced
                             (925,621.063 shares)                          14,639,180      20,863,499
*T. Rowe Price              Retirement Strategy Trust-Conservative
                             Growth (455,693.827 shares)                    8,258,672      11,401,460
*T. Rowe Price              Retirement Strategy Trust-Income Plus
                             (196,238.311 shares)                           3,188,566       3,808,986

*Plan Participants         Participant loans with interest from 8.75%
                            to 10.00% and maturity dates from 2000 to
                            2004                                           40,800,237      40,800,237

                           Common Stock:
*CNF Transportation Inc.    Unrestricted CNF Common Stock
                             (866,211.864 shares)                          28,240,232      29,884,309
*CNF Transportation Inc.    Restricted CNF Common Stock
                             (1,205,911.388 shares)                        32,232,758      41,603,943

                           Preferred Stock:
*CNF Transportation Inc.    CNF Preferred Stock-Allocated
                             (251,928.574 shares)                          38,318,336      55,424,287
*CNF Transportation Inc.    CNF Preferred Stock-Unallocated
                             (588,478.684 shares)                          89,507,608     129,465,311
                                                                         ------------    ------------
                                                                         $663,518,323    $854,194,171
                                                                         ============    ============

*Represents a party-in-interest as of December 31, 1999.

NOTE:  Cost is calculated using the moving average method.

             The accompanying notes are an integral part of this schedule.